EXHIBIT 21

McDATA Subsidiaries

Name	Place of Incorporation	Date

SANavigator, Inc.	Delaware	9/7/01
Nishan Systems, Inc.	California	8/19/03
Sanera Systems, Inc.	Delaware	8/21/03
McDATA Australia Pty Limited	Sydney, Australia	11/19/01
McDATA Technology Systems GmbH	Ottobrun, Germany	11/6/00
McDATA Hong Kong Limited	Hong Kong	9/12/01
McDATA Technology Systems Limited	Dublin, Ireland	8/11/99
McDATA Japan K.K.	Tokyo, Japan	6/21/00
McDATA Technology Systems Singapore Pte. Ltd.	Singapore	3/24/02